06008635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Puritan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 Post Road East, 2nd Floor
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Lapkin — (203) 401-8089
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyler & Company LLC
(Name – if individual, state last, first, middle name)

One Arin Park, 1715 Highway 35	Middletown	NJ	07748
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PURITAN SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Nathan Lapkin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Puritan Securities, Inc. for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Nathan Lapkin 2/27/06

Signature Date

PRESIDENT

Title

Subscribed and Sworn to before me
on this 27 day of February 2006

My Commission Expires
Aug. 31, 2008

PURITAN SECURITIES, INC.
(SEC. I.D. No. 8-66229)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

This report is deemed PUBLIC

Meyler & Company LLC
Certified Public Accountants
& Management Consultants

One Arin Park
1715 Highway 35
Middletown, NJ 07748

Phone: 732-671-2244

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Puritan Securities, Inc.
Westpoint, CT

We have audited the accompanying statement of financial condition of Puritan Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Puritan Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Meyler & Company, LLC

Meyler & Company, LLC

February 28, 2006

PURITAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	35,550
Securities owned, at market value		2,800
Other assets		500
TOTAL ASSETS	$	38,850

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Income taxes payable	$	2,252
Due to officers		7,076
Total liabilities		9,328
STOCKHOLDER'S EQUITY:		
Preferred stock, $0.001 par value; authorized, 5,000,000 shares; no shares issued and outstanding		-
Common stock, $0.001 par value; authorized, 15,000,000 shares; issued and outstanding, 1,600,000 shares		4,000
Additional paid-in capital		38,419
Accumulated deficit		(12,897)
Total stockholder's equity		29,522
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,850

See accompanying notes to financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 25,895
Principal transactions	122,200
Total revenues	148,095
EXPENSES:	
Employee compensation and benefits	128,000
Commissions	21,370
Rent	5,076
Regulatory fees	4,783
Other expenses	2,491
Total expenses	161,720
LOSS BEFORE INCOME TAXES	(13,625)
INCOME TAXES	800
NET LOSS	$ (14,425)

See accompanying notes to financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(14,425)
Decrease (increase) in operating assets:		
Securities owned, at market value		37,200
Other assets		(116)
(Decrease) increase in operating liabilities:		
Income taxes payable		800
Net cash provided by operating activities		23,459
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to officers		7,076
Capital contribution		5,005
Net cash provided by financing activities		12,081
NET INCREASE IN CASH AND CASH EQUIVALENTS		35,540
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		10
CASH AND CASH EQUIVALENTS, END OF YEAR	$	35,550
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	0
Taxes	$	0

See accompanying notes to financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Capital Stock				Additional		
	Preferred		Common		Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
BALANCE, BEGINNING OF YEAR	-	$	1,600,000	$ 4,000	$ 33,414	$ 1,528	$ 38,942
Net loss	-	-	-	-	-	(14,425)	(14,425)
CAPITAL CONTRIBUTION	-	-	-	-	5,005	-	5,005
BALANCE, END OF YEAR	-	$	1,600,000	$ 4,000	$ 38,419	$ (12,897)	$ 29,522

See accompanying notes to financial statements.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Puritan Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York corporation. The company is engaged in a single line of business as a securities broker-dealer which comprises several classes of services and venture capital businesses.

On February 12, 2005, Wah King Invest Corp. (formerly known as ICBS International Corp.) acquired Puritan Securities, Inc. The aggregate consideration for the acquisition was 17,909,507 newly issued common shares of the Registrant paid at closing. The Acquisition Agreement of Puritan Securities was approved by the majority of the shareholders at a special meeting held February 12, 2005 and became effective on that date.

Prior to the closing Puritan Securities was a subsidiary of Inter Canadian Business Services, Ltd., a former subsidiary of the Wah King Invest Corp. On February 11, 2005 the Stock Exchange Agreement dated April 22, 2004 was rescinded whereby Puritan Securities was returned to its former owners and Puritan Securities was spun off and became an independent company.

On February 11, 2005, the Wah King Invest Corp. rescinded the Acquisition Agreement dated September 24, 2004 whereupon Inter Canadian Business Services, Ltd. including Puritan Securities, Inc. was reverse merged into ICBS International Corp. in accordance with said Acquisition Agreement, which closed on December 6, 2004. The result of the rescission was to thereby return Inter Canadian Business Services to Richard Howarth and George Tsoukas, their former owners, and return Puritan Securities, Inc. to Jerry Gruenbaum and Nathan Lapkin, their former owners and return the 86,153,897 newly issued shares issued to the shareholders of Inter Canadian Business Services, Ltd. and Puritan Securities, Inc. to the Company's Transfer Agent.

On December 2, 2005, the Company entered into an acquisition agreement with Blue Ribbon International. As of this date, the Company is still waiting for NASD approval.

An acquisition agreement dated November 6th was executed between Blue Ribbon International, a company located in Basking Ridge New Jersey and trading on the pink sheets (BLRB.PK), to purchase the Company from Wah King Invest Corp. of Hoofddorp, The Netherlands. The agreement called for the exchange of 1,600,000 common shares, which represents 100% of the outstanding shares of Puritan Securities owned by Wah King in exchange for 37,500,000 non-registered preferred shares of Blue Ribbon International, which are convertible and have the voting power of 187,500,000 common shares of Blue Ribbon. The shares of Blue Ribbon owned by Wah King will be distributed to the shareholders of Wah King as of November 21, 2005. Payment date has yet to be decided. The acquisition calls for the settlement of all outstanding debts and salary claims of Blue Ribbon, which was completed on or around November 28, 2005. On December 27, 2005 Blue Ribbon changed it name to Puritan Financial Group, Inc., reverse split its shares 25 for 1 and now trades on the Pink Sheets as PTNG.PK. The distribution of the Puritan Financial Group to

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Wah King shareholders will reflect the reverse split of the shares. As of this date, the Company is still waiting for NASD approval for the merger.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Included within Principal transaction revenue are realized gains and losses on securities sold during the year and the unrealized gains and losses on securities held at December 31, 2005. Realized gains consisted of $133,200 while unrealized losses consisted of $11,200

Investment Banking

Investment banking revenues include gains, losses and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Federal income taxes represent the amount of current tax or benefit. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included as cash equivalents are $1,110 of short-term investments. All cash and money market instruments are held at a single financial institution.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially, all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

NOTE B SECURITIES OWNED

Securities owned consist of an investment in equity securities of one company. These securities are valued at fair value as determined by management due to the limited market for these securities. These securities are held at the same financial institution as the Company's cash and cash equivalents.

NOTE C DUE TO OFFICERS

Amounts due to officers represent expenses paid by officers of the Company on the Company's behalf. The majority of these expenses are for rent and professional fees. These loans are non-interest bearing.

NOTE D COMMITMENTS AND CONTINGENCIES

The Company has an obligation under an operating lease with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space are approximately $6,000 for 2006 and $1,500 for 2007. The lease contains a renewal and escalation clause exercisable at the option of the Company. Rent expense for 2005 aggregated to $5,076.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $28,257 which was $23,257 in excess of its required net capital of $5,000. The Company's net capital ratio was .33 to 1.

NOTE F INCOME TAXES

The income tax expense consists of the current portion of state income taxes determined in accordance with FASB Statement no. 109, *Accounting for Income Taxes.*

NOTE G Preferred Stock

The authorized preferred stock has a par value of $0.001. The authorized shares are non-cumulative and do not have call or put options.

PURITAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT 0F 1934
DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 29,522
NONALLOWABLE ASSETS:	
Nonallowable asset-	
Other assets	500
TOTAL NONALLOWABLE ASSETS	500
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	29,022
HAIRCUTS ON SECURITIES	
Stocks and warrants	420
Undue concentration	345
TOTAL HAIRCUTS ON SECURITIES	765
NET CAPITAL	28,257
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	9,328
NET CAPITAL REQUIREMENT (the greater of $5,000 or 6 2/3% of aggregate indebtness, as defined)	5,000
EXCESS NET CAPITAL	$ 23,257
EXCESS NET CAPITAL AT 1000%	$ 27,324
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
NET CAPITAL, AS REPORTED IN PART II OF THE COMPANY'S UNAUDITED FOCUS REPORT	$ 30,473
AUDIT ADJUSTMENTS	(2,216)
NET CAPITAL PER ABOVE	$ 28,257

PURITAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

A reserve requirement has not been computed as the Company is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i)

Meyler & Company LLC
Certified Public Accountants
& Management Consultants

One Arin Park
1715 Highway 35
Middletown, NJ 07748

Phone: 732-671-2244

February 28, 2006

Puritan Securities, Inc.
980 Post Road East, 2nd Floor
Westport, CT 06880

Dear Sir or Madam:

In planning and performing our audit of the financial statements of Puritan Securities, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Meyler & Company, LLC

Meyler & Company, LLC

February 28, 2006